SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at April 13, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: April 13, 2007

* Print the name and title of the signing officer under his signature.

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  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL COMPLETES REFINANCING OF $11 MILLION LOAN

April 13, 2007, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company")(TSX:V; OTCBB:RVINF) announces that it has closed an $11.0 million credit facility (the "Facility") with Quest Capital Corp. ("Quest").

The purpose of the Facility is, in part, to refinance the $6.0 million principal amount loan advanced by Quest to the Company on September 1, 2006. It will also be used to settle the loan advanced to the Company by Amarc Resources Inc. on January 26, 2007 in connection with the acquisition by its subsidiary Rockwell Resources RSA (Proprietary) Limited of, among other things, the issued share capital of Saxendrift Mine (Proprietary) Limited ("Saxendrift") from Trans Hex Diamante Beperk, as reported in Rockwell News Releases dated March 6, 2007 and March 12, 2007.

The Facility, if not earlier converted, must be repaid on or before December 21, 2007, and bears interest from March 21, 2007 at the rate of 19% per annum, payable as follows: (a) on March 21, 2007, by the issuance of 1,062,939 common shares in the capital of the Company issued at a price of $0.4986 per share to pay the first three months' interest of $529,981.33; (b) on the date that is three months after March 21, 2007, by the issuance of such number of common shares in the capital of the Company issued at a price equal to the five day average closing price of the Company's common shares through the facilities of the TSX Venture Exchange immediately preceding the date that is three months after March 21, 2007, less a 10% discount, sufficient to pay the second three month's interest; and (c) from and after the date that is six months after March 21, 2007, the Company shall pay interest, in arrears, on the last business day of each month. Quest has the right, exercisable concurrently with the closing of any equity financing of the Company of $5 million or more, to convert any amount outstanding on the Facility into common shares of the Company at a conversion price equal to the price at which common shares are sold in such financing by the Company, less a 3% discount, subject to a minimum conversion price of $0.60 per share.

The Facility is secured by a promissory note, a first security interest over all of the assets of the Company, a pledge of the shares of all the Company's subsidiaries, a guarantee by the Company's subsidiaries and a first charge over the assets of Saxendrift.

All shares issuable in connection with the Facility will be subject to a four month hold period from the date of issue.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.